Mail Stop 4-06

								January 27, 2006


Steven Odom
Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA  30339



Re:	Verso Technologies, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Forms 8-K dated April 25, 2005 and July 25, 2005
      File No. 000-22190

Dear Mr. Odom:

      We have reviewed your response letter dated December 14,
2005
and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended December 31, 2004Prior Comment no.
4

Prior Comment no. 4

1. Identify for us the private placement studies referred to in your response. In addition, the discounts associated with the October 2002 and February 2004 private placements, appear to have been allocated entirely to the Company`s stock and none to the warrants.
Clarify for us, why this is reasonable given that the warrants are subject to the same restrictions. We may have further comments. Prior Comment no. 8

2. Your response to our prior comment number 8 indicates that the July 2005 warrants do not require net cash settlement under any circumstances. Reconcile this statement to the language contained in paragraph 5c of the July 2005 warrant agreement (exhibit 4.1 to the
July 29, 2005 Form 8-K) which requires the Company to net-cash settle
the warrants under certain conditions. Given the requirements of paragraph 5c, it appears that the scope exception of paragraph 11(a)
has not been met.  Considering this explain why these warrants should
not be reported as a liability with changes in fair value reported in
earnings and disclosed in the financial statements.   We may have
further comments.


******


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

           We urge all persons who are responsible for the
accuracy
and adequacy of the disclosure in the filing reviewed by the staff to
be certain that they have provided all information investors require
for an informed decision.  Since the company and its management are
in possession of all facts relating to a company`s disclosure, they
are responsible for the accuracy and adequacy of the disclosures they
have made.  	.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Ferraro, Senior Staff Accountant, who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Steven Odom
Verso Technologies, Inc.
January 27, 2006
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